Exhibit I-1

(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

March 11, 2015

Company name:	PAL CO., LTD.
Representative:	Ryuta Inoue, President and Representative Director (Code number: 2726, First Section of the Tokyo Stock Exchange
Contact:	Yukio Utsunomiya, Managing Officer and General Manager of Administrative Department (Phone: +81-6-6227-0308)

Additional Disclosure Regarding “Announcement of Conclusion of Share Exchange Agreement by PAL CO., LTD. Making NICE CLAUP Co., LTD. a Wholly Owned Subsidiary”

With regards to “Announcement of Conclusion of Share Exchange Agreement by PAL CO., LTD. Making NICE CLAUP Co., LTD. a Wholly Owned Subsidiary” announced on March 10, 2015 by PAL CO., LTD. (hereinafter “PAL”), additions have been made to “2) Outline of the calculation” of “(2) Matters related to the calculation of share exchange ratio” under “3. Rationale for the allotment associated with the Share Exchange.” Details are as follows.

1. Outline of the calculation

SMBC Nikko Securities Inc., to which NICE CLAUP Co., LTD. (hereinafter “NICE CLAUP”) has appointed to calculate the share exchange ratio, calculated the common share exchange ratio between PAL and NICE CLAUP using the DCF method in order to reflect the prospective business activities of both parties on the evaluation. Financial projections of the two companies have not been made based on the assumption that this share exchange will take place.

Corporate value of PAL is evaluated on a present value basis by discounting the future cash flows based on financial projections from the fiscal year ended February 28, 2015 to fiscal year ending February 29, 2020 provided by PAL using a fixed discount rate, which ranges from 6.20% to 7.20%, and calculation of terminal value adopts the perpetuity growth method with the perpetuity growth rate at 0.00%.

On the other hand, corporate value of NICE CLAUP is evaluated on a present value basis by discounting the future cash flows based on financial projections from the fiscal year ended January 31, 2015 to fiscal year ending January 31, 2020 provided by NICE CLAUP using a fixed discount rate, which ranges from 8.58% to 9.58%, and calculation of terminal value adopts the perpetuity growth method with the perpetuity growth rate at 0.00%.